Filed Pursuant to Rule 424(b)(3)
Registration No. 333-124162
Supplement dated September 15, 2006
to Prospectus dated May 3, 2005
      The following information supplements and amends the prospectus, dated May 3, 2005, of Archstone-Smith Trust relating to the offer and sale from time to time by the selling shareholder named therein of Archstone-Smith’s common shares of beneficial interest, $0.01 par value per share. This supplement should be read in conjunction with the prospectus dated May 3, 2005.
      In order to update the information contained in the section entitled “Selling Shareholder”, the following replaces the section in the prospectus dated May 3, 2005:
      The table below sets forth the name of the selling shareholder and relationship, if any, with Archstone-Smith. The table also shows the number of common shares beneficially owned by the selling shareholder as of September 15, 2006, the maximum number of common shares which may be offered for the account of the selling shareholder under the prospectus, and the number and percentage of common shares to be owned by the selling shareholder assuming the sale of all of the common shares which may be offered under this prospectus.

	Shares Beneficially	Shares	Amount of Shares	Percentage of Shares
	Owned Prior to	Being	Beneficially Owned	Beneficially Owned
Selling Shareholder	Offering	Offered	After Offering(1)	After Offering

Chateau Marina, L.P.(2)	1,120,806	1,120,806	0	*

(1)	Assumes the sale of all of the common shares offered in this prospectus, although the selling shareholder is not under any obligation, known to us, to sell any common shares.

(2)	Pursuant to a ISDA Master Agreement and Credit Support Annex (the “ISDA Agreement”) by and between Chateau Marina, L.P. (“Chateau”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), 1,000,000 Class A-1 Common Units and underlying shares of Common Stock that are subject to this prospectus have been pledged by Chateau to MLPF&S as security for a loan or other extension of credit to Chateau. Upon a default under the ISDA Agreement, MLPF&S, its parent, Merrill Lynch & Co. Inc. or any subsidiary thereof, may be a selling holder hereunder and upon the exchange of such Class A-1 Common Units, may sell the applicable shares of Common Stock offered by this prospectus. In connection with the foregoing, Chateau may enter into derivative transactions with MLPF&S and in connection with those derivative transactions, MLPF&S may sell shares covered by this prospectus, including in short sale transactions. If so, MLPF&S may use shares pledged by or borrowed from Chateau or others to settle those sales or to close out any related open borrowings of shares, and may use shares received from Chateau in settlement of such derivatives to close out any related open borrowings of stock. Chateau may enter into option or other transactions with MLPF&S that involve the delivery of the shares offered hereby to MLPF&S, who may then resell or otherwise transfer those shares using this prospectus. MLPF&S or any other third party in such derivative or other transactions may be an underwriter.

*	Less than one percent
      We will pay all of the fees and expenses of registering the common shares offered in this prospectus and in connection with any prospectus supplement subsequently filed as referenced below in “Plan of Distribution.”